Agora, Inc. Reports Third Quarter 2022 Financial Results

SANTA CLARA, Calif., November 21, 2022 (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its unaudited financial results for the third quarter ended September 30, 2022.

“We delivered robust operational results this quarter despite a very challenging global macroeconomic environment,” said Tony Zhao, founder, chairman and CEO of Agora. “In recent months, we have been working hard to improve our operational efficiency and focus our efforts on priorities including enhancing the quality of experience and ease of use of our core products, strengthening our go-to-market efforts, and winning benchmark customers, which will help us navigate near term uncertainties and emerge as a stronger and healthier company.”

Third Quarter 2022 Highlights

•
Total revenues for the quarter were $41.0 million, a decrease of 9.0% from $45.0 million in the third quarter of 2021.

•
Active Customers as of September 30, 2022 were 2,987, excluding those for Easemob, an increase of 16.5% from 2,564 as of September 30, 2021.

•
Constant Currency Dollar-Based Net Expansion Rate (DBNER), excluding Easemob, was 84% for the trailing 12-month period ended September 30, 2022. Specifically, DNBER was above 130% for the US and International business, and approximately 70% for the China business.

•
Net loss for the quarter was $27.7 million, compared to net loss of $21.1 million in the third quarter of 2021. After excluding share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $17.6 million, compared to non-GAAP net loss of $11.4 million in the third quarter of 2021. Adjusted EBITDA for the quarter was negative $16.4 million, compared to negative $9.1 million in the third quarter of 2021.

•
Total cash, cash equivalents and short-term investments as of September 30, 2022 was $483.4 million.

•
Net cash used in operating activities for the quarter was $8.8 million, compared to $14.0 million in the third quarter of 2021. Free cash flow for the quarter was negative $9.9 million, compared to negative $15.6 million in the third quarter of 2021.

Third Quarter 2022 Financial Results

Revenues

Total revenues were $41.0 million in the third quarter of 2022, a decrease of 9.0% from $45.0 million in the same period last year, primarily due to a challenging global macro environment and restrictive regulations in certain markets, which were offset in part by our business expansion and usage growth in other sectors and regions.

Cost of Revenues

Cost of revenues was $16.6 million in the third quarter of 2022, an increase of 6.1% from $15.7 million in the same period last year, primarily due to the increase in bandwidth and co-location costs.

Gross Profit and Gross Margin

Gross profit was $24.3 million in the third quarter of 2022, a decrease of 17.0% from $29.3 million in the same period last year. Gross margin was 59.4% in the third quarter of 2022, a decrease of 5.8% from 65.2% in the same period last year, mainly due to an increase in revenue from our broadcast streaming product which had lower gross margin.

Operating Expenses

Operating expenses were $55.6 million in the third quarter of 2022, an increase of 10.4% from $50.4 million in the same period last year.

•
Research and development expenses were $29.8 million in the third quarter of 2022, a slight increase of 0.3% from $29.7 million in the same period last year.

•
Sales and marketing expenses were $14.6 million in the third quarter of 2022, an increase of 14.7% from $12.7 million in the same period last year, mainly due to team expansion in the US and certain international markets as well as higher advertising expenses compared to the same period last year.

•
General and administrative expenses were $11.3 million in the third quarter of 2022, an increase of 40.8% from $8.0 million in the same period last year, primarily due to increased professional services expenses.

Other Operating Income

Other operating income was $2.4 million in the third quarter of 2022, compared to $0.2 million in the same period last year, primarily due to the receipt of government subsidies in the third quarter of 2022.

Loss from Operations

Loss from operations was $28.9 million in the third quarter of 2022, compared to $20.8 million in the same period last year.

Interest income

Interest income was $2.5 million in the third quarter of 2022, compared to $2.2 million in the same period last year, primarily due to the increase in interest rate.

Net Loss

Net loss was $27.7 million in the third quarter of 2022, compared to $21.1 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.25 in the third quarter of 2022, compared to $0.19 in the same period last year.

[1] One ADS represents four Class A ordinary shares.

Share Repurchase Program

During the quarter ended September 30, 2022, we repurchased approximately 3.5 million of our class A ordinary shares (equivalent to approximately 0.9 million ADSs) for approximately US$3.5 million under our share repurchase program, representing 2% of our US$200 million share repurchase program. During the nine months ended September 30, 2022, we repurchased approximately 13.2 million of our class A ordinary shares (equivalent to approximately 3.3 million ADSs) for approximately US$23.2 million under our share repurchase program, representing 12% of our US$200 million share repurchase program. As of September 30, 2022, we had approximately 463.6 million ordinary shares (equivalent to approximately 115.9 million ADSs) issued and outstanding. Our current share repurchase program will expire by the end of February 2023.

Financial Outlook

Based on currently available information, Agora has adjusted the previous guidance and now expects that total revenues for the fiscal year ending December 31, 2022 are estimated to be between $160 million and $162 million. This revised outlook reflects Agora’s current and preliminary views on the market and operational conditions, and the outlook ranges for the year ending December 31, 2022 reflect various assumptions that are subject to change based on uncertainties, including but not limited to the impact of the COVID-19 pandemic.

Earnings Call

Agora will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:

Event title: Agora, Inc. 3Q 2022 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/6rshpuvm

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below:

https://register.vevent.com/register/BIe9583c1e69af4c4e991651496aa4b338

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on November 21, 2022 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. Agora believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). Agora believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses and amortization expenses of acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Timothy Gray

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	September 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	30,819	285,668
Short-term investments	452,587	469,636
Accounts receivable, net	33,130	32,619
Prepayments and other current assets	7,639	8,801
Contract assets	1,316	962
Total current assets	525,491	797,686
Property and equipment, net	13,616	19,194
Operating lease right-of-use assets	4,194	7,436
Intangible assets	4,947	6,697
Goodwill	56,142	56,142
Long-term investments	63,388	53,925
Other non-current assets	167,960	3,919
Total assets	835,738	944,999

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8,551	5,309
Advances from customers	9,027	9,068
Taxes payable	852	2,435
Current operating lease liabilities	3,278	3,957
Accrued expenses and other current liabilities	41,827	53,034
Total current liabilities	63,535	73,803
Long-term payable	546	495
Long-term operating lease liabilities	793	3,452
Deferred tax liabilities	735	988
Total liabilities	65,609	78,738

Shareholders’ equity:
Class A ordinary shares	38	37
Class B ordinary shares	8	8
Additional paid-in-capital	1,126,441	1,099,369
Treasury shares, at cost	(23,221)	-
Accumulated other comprehensive income	(11,516)	3,149
Accumulated deficit	(321,621)	(236,302)
Total shareholders’ equity	770,129	866,261
Total liabilities and shareholders’ equity	835,738	944,999

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

Three Month Ended		Nine Month Ended
September 30,		September 30,
2022	2021	2022	2021

Real-time engagement service revenues	38,860	42,390	115,120	122,234
Other revenues	2,128	2,648	5,432	5,362
Total revenues	40,988	45,038	120,552	127,596
Cost of revenues	16,639	15,689	45,520	49,016
Gross profit	24,349	29,349	75,032	78,580
Operating expenses:
Research and development	29,771	29,668	93,247	81,887
Sales and marketing	14,607	12,734	41,580	32,478
General and administrative	11,257	7,996	29,439	20,988
Total operating expenses	55,635	50,398	164,266	135,353
Other operating income	2,365	210	3,593	840
Loss from operations	(28,921)	(20,839)	(85,641)	(55,933)
Exchange gain (loss)	62	(189)	(4,969)	(208)
Interest income	2,490	2,154	6,468	6,280
Investment loss	(971)	(2,314)	(1,059)	(967)
Loss before income taxes	(27,340)	(21,188)	(85,201)	(50,828)
Income taxes	(132)	93	(384)	(353)
Equity in income of affiliates	(227)	-	264	-
Net loss	(27,699)	(21,095)	(85,321)	(51,181)
Net loss attributable to ordinary shareholders	(27,699)	(21,095)	(85,321)	(51,181)
Other comprehensive loss:
Foreign currency translation adjustments	(11,696)	493	(13,526)	882
Unrealized (loss) gain on available-for-sale debt securities	(613)	65	(1,139)	152
Total comprehensive loss attributable to ordinary shareholders	(40,008)	(20,537)	(99,986)	(50,147)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.25)	(0.19)	(0.76)	(0.47)

Weighted-average shares outstanding used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	448,554,483	443,732,607	448,733,032	438,984,051

Share-based compensation expenses included in:
Cost of revenues	165	152	760	456
Research and development expenses	4,150	5,873	14,342	15,053
Sales and marketing expenses	1,244	1,326	5,050	3,603
General and administrative expenses	1,671	1,179	5,492	4,017

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss	(27,699)	(21,095)	(85,321)	(51,181)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	7,230	8,530	25,644	23,129
Allowance for current expected credit losses	788	1,758	3,697	3,031
Depreciation of property and equipment	2,334	1,994	7,231	5,978
Amortization of intangible assets	576	574	1,732	1,355
Deferred tax expense	(84)	(84)	(252)	(199)
Amortization of right-of-use asset and interest on lease liabilities	1,013	985	3,124	2,727
Change in the fair value of investments	976	2,345	861	1,064
Interest income on available-for-sale debt securities	(101)	(101)	(300)	(194)
Equity in income of affiliates	227	(66)	(264)	(66)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	155	(4,456)	(6,545)	(10,559)
Contract assets	(34)	(97)	(498)	(273)
Prepayments and other current assets	(163)	(344)	(6)	(897)
Other non-current assets	3,142	(344)	3,112	(299)
Accounts payable	2,088	(1,611)	4,031	(1,476)
Advances from customers	671	49	784	(121)
Taxes payable	(631)	(167)	(1,509)	(732)
Operating lease liabilities	(1,148)	(1,150)	(3,335)	(2,972)
Deferred income	-	185	145	185
Accrued expenses and other liabilities	1,827	(887)	(822)	6,450
Net cash used in operating activities	(8,833)	(13,982)	(48,491)	(25,050)
Cash flows from investing activities:
Purchase of short-term investments	(159,340)	(42,298)	(531,279)	(432,745)
Proceeds from sale and maturity of short-term investments	193,501	157,834	542,631	407,912
Purchase of long-term investment	(1,657)	(20,759)	(19,762)	(47,111)
Prepayment for long-term investments	(1,476)	-	(1,949)	-
Withdrawal of long-term investments	2,113	-	2,113	-
Purchase of property and equipment	(1,085)	(1,638)	(2,707)	(10,081)
Purchase of intangible assets	-	(42)	-	(243)
Deposit for land use right purchase	-	-	(34,159)	-
Withdrawal of deposit for land use right purchase	34,159	-	34,159	-
Prepayment for land use right purchase	(171,592)	-	(171,592)	-
Cash paid for an acquisition	-	(20,902)	-	(36,630)
Net cash (used in) generated from investing activities	(105,377)	72,195	(182,545)	(118,898)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	-	-	-	249,950
Proceeds from exercise of employees’ share options	87	382	970	1,835
Payment of financing cost	-	-	(621)	-
Repurchase of Class A ordinary shares	(3,079)	-	(22,839)	-
Net cash (used in) provided by financing activities	(2,992)	382	(22,490)	251,785
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(2,829)	194	(1,326)	270
Net (decrease) increase in cash, cash equivalents and restricted cash	(120,031)	58,789	(254,852)	108,107

Cash, cash equivalents and restricted cash at beginning of period *	151,004	160,616	285,825	111,298
Cash, cash equivalents and restricted cash at end of period **	30,973	219,405	30,973	219,405
Supplemental disclosure of cash flow information:
Income taxes paid	-	-	55	966
Cash payments included in the measurement of operating lease liabilities	1,148	1,150	3,335	2,972
Right-of-use assets obtained in exchange for operating lease obligations	198	2,148	198	3,636
Non-cash financing and investing activities:
Payables for acquisition	-	-	-	18,539
Proceeds receivable from exercise of employees’ share options	66	33	66	33
Deposits utilized for employees’ share option exercises	-	-	7	-
Payables for property and equipment	228	917	228	917
Payables for long-term investment	-	5,897	-	5,897
Payables for treasury shares, at cost	383		383
* includes restricted cash balance	155	156	156	80
** includes restricted cash balance	154	156	154	156

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2022	2021	2022	2021
GAAP net loss	(27,699)	(21,095)	(85,321)	(51,181)
Add:
Share-based compensation expense	7,230	8,530	25,644	23,129
Acquisition related expenses	236	656	749	5,355
Financing related expenses	2,166	-	2,166	-
Amortization expense of acquired intangible assets	556	556	1,668	1,305
Income tax related to acquired intangible assets	(84)	(84)	(252)	(199)
Non-GAAP net loss	(17,595)	(11,437)	(55,346)	(21,591)

Net loss	(27,699)	(21,095)	(85,321)	(51,181)
Excluding:
Exchange gain (loss)	62	(189)	(4,969)	(208)
Interest income	2,490	2,154	6,468	6,280
Investment loss	(971)	(2,314)	(1,059)	(967)
Equity in income of affiliates	(227)	-	264	-
Income taxes	(132)	93	(384)	(353)
Depreciation of property and equipment	2,334	1,994	7,231	5,978
Share-based compensation expense	7,230	8,530	25,644	23,129
Acquisition related expenses	236	656	749	5,355
Financing related expenses	2,166	-	2,166	-
Amortization expense of acquired intangible assets	556	556	1,668	1,305
Adjusted EBITDA	(16,399)	(9,103)	(48,183)	(20,166)

Net cash used in operating activities	(8,833)	(13,982)	(48,491)	(25,050)
Purchase of property and equipment	(1,085)	(1,638)	(2,707)	(10,081)
Free Cash Flow	(9,918)	(15,620)	(51,198)	(35,131)
Net cash (used in) generated from investing activities	(105,377)	72,195	(182,545)	(118,898)
Net cash (used in) provided by financing activities	(2,992)	382	(22,490)	251,785